December 27, 2016

VIA ELECTRONIC TRANSMISSION

Ms. Lauren Hamilton

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

3 World Financial Center

New York, N.Y. 10281

Re:

Response to Staff Comment Regarding Adirondack Small Cap Fund March 31, 2016 Annual Report and Related Matters (File Nos. 333-121690; 811-21691)

Dear Ms. Hamilton:

This correspondence is submitted in response to the Staff's comments received on December 1, 2016 related to the March 31, 2016 annual report ("Annual Report") for The Adirondack Small Cap Fund (the "Registrant" or "Fund").  We have included a summary of the comments and the Registrant's response thereto.

Comment 1

Annual Report filed on form N-CSR on May 27, 2016 – Note 2 to the Financial Statements states the following: “The Fund may invest in financial futures contracts solely for the purpose of hedging its existing portfolio securities, or securities that the Fund intends to purchase, against fluctuations in fair value caused by changes in prevailing securities markets or interest rates.” No similar disclosure is included in the Fund’s prospectus, however. Please explain why such language appears in the annual report but not in the prospectus, and indicate whether the Fund invests in financial futures contracts as a principal investment strategy.

Response

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The Fund does not invest in financial futures contracts as a principal investment strategy. Because the Fund does not invest in financial futures contracts as a principal investment strategy, the Fund’s ability to invest in financial futures contracts is discussed on page 8 of the Fund’s Statement of Additional Information instead of the Prospectus. The Fund undertakes to exclude the quoted language from future reports to shareholders unless the Fund has invested in financial futures contracts during the period covered by such report.

Comment 2

Annual Report filed on form N-CSR on May 27, 2016 – Please confirm that amounts waived or reimbursed pursuant to the expense limitation agreement between the Fund and its investment adviser will be recoverable for only three years from date waived or reimbursed rather than in the 3 years following the fiscal year in which the waiver or reimbursement was made.  For guidance on this issue, please refer to FASB Statement of Financial Accounting Standards #5, Accounting for Contingencies, paragraph 8; FASB Statement of Financial Accounting Concepts #6, paragraph 36, Elements of Financial Statements; and AICPA 2014 Audit Guide reference 8.07.

Response

The Fund believes that its current practice is within the position stated by the Staff, as any amount to be waived or reimbursed by the Adviser is determined as of the end of the fiscal year and, thus, does not actually occur until that date.  Under the operating expense limitation agreement, the Adviser has agreed to waive its fees or reimburse the Fund in order to limit the Fund's annual operating expenses to the stated expense ratio as calculated on a per annum basis. While the Fund attempts to estimate the amounts to be waived or reimbursed by the Adviser via accruals made throughout the year, the Fund's expenses and asset levels will fluctuate, preventing a determination of the final annual expense ratios and, accordingly, the amounts required to be waived or reimbursed by the Adviser until the full fiscal year is completed. For example, a fund with minimal assets at the beginning of the year whose asset levels increase significantly during the year may accrue for an advisory fee waiver over the first few months of the year, but later determine that such advisory fee waiver is not actually required if the fund's expense ratio, as calculated on an annualized basis, is under the agreed upon limit.  In this situation, despite the fact that the fund initially accrued for a fee waiver, the adviser would not actually waive any of its fees during the year.

Similarly, whether the Adviser may recoup its previously waived fees or Fund expenses paid cannot be determined until the full fiscal year is completed.  Only if the Fund's

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annual expense ratios are below the agreed upon limits is the Adviser eligible for recoupment of its previously waived fees/expenses reimbursed.  Further, under the terms of the operating expense limitation agreement, such amounts are only eligible for recoupment if they are within the three fiscal years of the fiscal year that they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the fiscal year.  Therefore, any recoupment by the Adviser made within these parameters would be consistent with the Staff's stated position because the waiver or reimbursement occurs at the end of the fiscal year and any recoupment would occur within three years of that date.

The Registrant reiterates its commitment to assure conformity in its financial statements with GAAP principals including those included in FASB Statement of Financial Accounting Standards #5, Accounting for Contingencies, paragraph 8; FASB Statement of Financial Accounting Concepts #6, paragraph 36, Elements of Financial Statements; and AICPA 2014 Audit Guide reference 8.07.

Comment 3

Annual Report filed on form N-CSR on May 27, 2016 – Please confirm that the ability of the Fund’s adviser to recapture amounts waived or reimbursed pursuant to the expense limitation agreement is limited to the lesser of the expense cap in effect at the time of waiver and the expense cap in effect at the time of recapture.

Response

The Registrant confirms that recapture is only permitted when it is within the lesser of the expense cap in place at the time of the waiver or at the time of the recapture.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

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3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call the undersigned at 513-352-6559.

Sincerely,

/s/ John V. Domaschko

John V. Domaschko

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